UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                            SCHEDULE 13G
                           (Rule 13d-102)


            Information to Be Included In Statements Filed
        Pursuant to Rules13d-1(b), (c), and (d) and Amendments
              Thereto Filed Pursuant to Rule 13d-2(b)
                        (Amendment No. 8)*



                        WASTE TECHNOLOGY CORP.
---------------------------------------------------------------------------
                          (Name of Issuer)

                 COMMON STOCK, par value $.01 per share
---------------------------------------------------------------------------
                    (Title of Class of Securities)

                             940901-20-0
---------------------------------------------------------------------------
                           (CUSIP Number)

                          February 14, 2005
---------------------------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ]    Rule 13d-1(b)

[  ]    Rule 13d-1(c)

[  ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13G

CUSIP No. 940901-20-0                                      Page 2 of 7 Pages
----------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Cosimo Tacopino
----------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / X /
                                                                 (b)  /   /
----------------------------------------------------------------------------

3   SEC USE ONLY

----------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
----------------------------------------------------------------------------

NUMBER OF             5    SOLE VOTING POWER
SHARES
BENEFICIALLY               0
OWNED BY              ------------------------------------------------------
EACH
REPORTING             6    SHARED VOTING POWER
PERSON
WITH                       0
                      ------------------------------------------------------

                      7    SOLE DISPOSITIVE POWER

                           0
                      ------------------------------------------------------

                      8    SHARED DISPOSITIVE POWER

                           0
----------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
----------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      /   /
----------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0
----------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*

    IN
----------------------------------------------------------------------------

                             SCHEDULE 13G

CUSIP No. 940901-20-0                                      Page 3 of 7 Pages
----------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Erma Tacopino
----------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / X /
                                                                 (b)  /   /
----------------------------------------------------------------------------

3   SEC USE ONLY

----------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

----------------------------------------------------------------------------

NUMBER OF             5    SOLE VOTING POWER
SHARES
BENEFICIALLY               11,000
OWNED BY              ------------------------------------------------------
EACH
REPORTING             6    SHARED VOTING POWER
PERSON
WITH                       0
                      ------------------------------------------------------

                      7    SOLE DISPOSITIVE POWER

                           11,000
                      ------------------------------------------------------

                      8    SHARED DISPOSITIVE POWER

                           0
----------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
----------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   /   /
----------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Less than 1%%
----------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*

    IN
----------------------------------------------------------------------------



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                                                                Page 4 of 7

Item 1(a)   Name of Issuer:
            ---------------

    The name of the issuer is Waste Technology Corp., a Delaware corporation (the "Issuer").

Item 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

    The principal executive offices of the Issuer are located at 5400 Rio Grand Avenue, Jacksonville, Florida 32254.

Item 2(a)   Name of Persons Filing:
            -----------------------

    This statement is being filed by a group consisting of Cosimo
Tacopino and Erma Tacopino. Cosimo and Erma Tacopino are espoused. Mr. and Mrs. Tacopino are private investors.

Item 2(b)   Residence Address:
            ------------------

    Mr. and Mrs. Tacopino reside at 145 Connecticut Street, Staten Island, New York 10307.

Item 2(c)   Citizenship:
            ------------

    Mr. and Mrs. Tacopino are United States citizens.

Item 2(d)   Title of Class of Securities:
            -----------------------------

    Common Stock, par value $.01 per share ("Common Shares").

Item 2(e)   CUSIP Number:
            -------------

    The Cusip number of the Common Shares is 940901-20-0.

Item 3      If this Statement is Filed Pursuant to Rule 13d-1(b),
            -----------------------------------------------------
            or 13d-2(b) or (c), Check whether the Person Filing is a:
            ---------------------------------------------------------

    Not Applicable.

Item 4      Ownership:
            ----------

    On or about February 14, 2005, the aggregate number and percentage of the Common Stock of the Issuer sold by Mr. Cosimo Tacopino and Mrs. Erma Tacopino as follows:

    (a) Cosimo Tacopino - 794,240 shares (approximately 14.39%), 475,660 of which were owned jointly with Mrs. Tacopino, 211,880 shares were held in his retirement account and 106,700 shares were held in a trust account for the benefit of Michael Tacopino, the son of Mr. Tacopino. Mr. Tacopino disclaims ownership of 11,000 shares owned by Mrs. Tacopino and held in her individual retirement account.

                                                           Page 5 of 7 Pages

    (b) Erma Tacopino - 475,660 shares (approximately 8.82%), which were owned jointly with Mr. Tacopino. Mrs. Tacopino disclaims beneficial ownership of the shares that were owned individually by Mr. Tacopino and held in his individual retirement account and the 106,700 shares held by Mr. Tacopino in trust for their son, Michael Tacopino. Mrs. Tacopino retained ownership of 11,000 shares held in her individual retirement account.

    Each of the Tacopinos had the sole power to vote or dispose of the shares owned individually by she or he.

Item 5      Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

    If this statement is being filed to report that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of securities, check the following: [ X ]



Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

    Not Applicable.

Item 7      Identification and Classification of the Subsidiary Which
            ---------------------------------------------------------
            Acquired the Security Being Reported on by the Parent
            -----------------------------------------------------
            Holding Company:
            ----------------

    Not Applicable.

Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

    Not Applicable.

Item 9      Notice of Dissolution of Group:
            -------------------------------

    Upon filing of this Amendment to Schedule 13G.

Item 10     Certifications:
            ---------------
    Not Applicable.

                              SIGNATURES
                              ----------

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  February 17, 2005            By:/s/Erma Tacopino
                                        --------------------
                                        Erma Tacopino


Dated:  February 17, 2005            By:/s/Cosimo Tacopino
                                        --------------------
                                        Cosimo Tacopino

                             EXHIBIT
                             -------

    The undersigned hereby agree as follows:

    WHEREAS, the undersigned have sold shares of common stock of Waste Technology Corp.;

    WHEREAS, the undersigned are obligated to file Statements on
Schedule 13G with the United States Securities and Exchange Commission (the "SEC") to report their sale of such securities; and

    WHEREAS, the undersigned dissolve the Group Reported hereby on the date of filing this Amendment to Schedule 13G.

    NOW, THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13G be filed with the SEC on behalf of each of them.


Dated:  February 17, 2005        By:/s/Erma Tacopino
                                    ----------------------
                                    Erma Tacopino


Dated:  February 17, 2005        By:/s/Cosimo Tacopino
                                    ----------------------
                                    Cosimo Tacopino